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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SYNTHESIS ENERGY SYSTEMS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
871628103
(CUSIP Number)
June 20, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	871628103	Page	2	of	4

1	NAMES OF REPORTING PERSONS Samer Mouasher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jordan

	5	SOLE VOTING POWER

NUMBER OF		1,904,762

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,904,762

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,904,762

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)	Based on 48,010,921 shares of Common Stock reported to be outstanding by Synthesis Energy Systems, Inc. at November 5, 2008.

CUSIP No.	871628103	Page	3	of	4
ITEM 1(a).	Name of Issuer:

Synthesis Energy Systems, Inc.

ITEM 1(b).	Address of Issuer’s Principal Executive Offices:

6330 W Loop S Suite 300 Houston, TX 77401

ITEM 2(a).	Name of Person Filing:

Samer Mouasher

ITEM 2(b).	Address of Principal Business Office:

36 Maysaloon Street Rabiya, Amman Jordan

ITEM 2(c).	Citizenship:

Samer Mouasher is a citizen of Jordan

ITEM 2(d).	Title of Class of Securities:

Common Stock

ITEM 2(e).	CUSIP Number:

871628103

ITEM 3.	Not applicable.

ITEM 4.	Ownership:
(a) Amount beneficially owned:
See Item 9 of cover page. Samer Mouasher is the majority owner of Collison Limited and may be deemed to have voting and dispositive power and beneficially own the 1,904,762 shares of Synthesis Energy Systems, Inc. Common Stock held of record by Collison Limited.
(b) Percent of class:
See Item 11 of cover page.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
See Item 5 of cover page.
(ii) Shared power to vote or to direct the vote
See Item 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of
See Item 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of
See Item 8 of cover page.
ITEM 5.	Ownership of Five Percent or Less of a Class:

If this statement has been filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

CUSIP No.	871628103	Page	4	of	4
ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group:

Not applicable.

ITEM 9.	Notice of Dissolution of Group:

Not applicable.

ITEM 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2008

	By:	/s/ Samer Mouasher
		Name:	Samer Mouasher
		Title:	President, Collison Limited